Exhibit (l)

Fund Management at Engine No. 1 LLC
710 Sansome Street

San Francisco, CA 94111

April 7, 2021

Board of Trustees

Engine No. 1 ETF Trust

710 Sansome Street

San Francisco, CA 94111

To the Board of Trustees:

In order to provide Engine No. 1 ETF Trust (the “Trust”) with initial capital so as to enable the public offering of shares of the Trust, Fund Management at Engine No. 1 LLC is hereby purchasing from the Trust 2,000 shares of beneficial interest of Engine No. 1 Transform 500 ETF, a series of the Trust, at a purchase price of $50.00 per share.

Fund Management at Engine No. 1 LLC represents and warrants that such purchase of shares is being made for investment purposes and not with a view towards the distribution thereof; and without any present intention of selling such shares.

Very truly yours,

Fund Management at Engine No. 1 LLC

By:        /s/ Jennifer Grancio

Name:  Jennifer Grancio

Title:    Managing Director